UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.
Publicly-held Company with Authorized Capital

CNPJ/MF No. 90.400.888/0001-42

NIRE 35.300.332.067

MINUTES OF BOARD OF DIRECTORS’ MEETING

HELD ON JANUARY 14, 2014

DATE, TIME AND PLACE:

January 14, 2014, at 5:00 p.m., at the headquarters of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

All members of the Company’s Board of Directors were present, namely: Mr.  Celso Clemente Giacometti – Chairman of the Board of Directors; and Messrs. Conrado Engel, Jesús Maria Zabalza Lotina, José Antonio Alvarez Alvarez, José Manuel Tejón Borrajo, José de Paiva Ferreira, Mmes. Viviane Senna Lalli and Marilia Artimonte Rocca – Directors.

CALL NOTICE:

The meeting was called pursuant to article 16 of the Company’s Bylaws.

PRESIDING BOARD:

In accordance with article 18, I of the Company’s Bylaws, the meeting was chaired by the Chairman of the Board of Directors, Mr.  Celso Clemente Giacometti, who invited Mr. Marco Antônio Martins de Araújo Filho, the Company’s Executive Vice President to be the Secretary.

AGENDA:

Analyze, discuss and resolve on (i) the issuance abroad of instruments eligible for inclusion in Tier I and Tier II of Santander’s regulatory capital [patrimônio de referência] (“Notes”) pursuant to CMN Resolution No. 4192 of March 1, 2013, as amended (“CMN Resolution 4192/13”), in the amount in US dollars equivalent to six billion Brazilian Reais (R$ 6,000,000,000.00), according to F-3ASR Registration Statement filed with the U.S. Securities and Exchange Commission – SEC (“Notes Program”), within the context of the plan for optimizing the composition of Santander’s regulatory capital, as disclosed in the Material Fact dated September 26, 2013; and (ii) the execution, delivery and performance of all documents to which Santander is a party and/or which are signed by or on behalf of Santander in relation to the issuance of Notes.

RESOLUTIONS TAKEN:

Initially, all Directors present approved drawing-up of the Minutes in summary form. In addition, they approved the publication of an extract of the Minutes, with the omission of the Directors’ signatures.

Subsequently, after analyzing and discussing the aforementioned matter in the Agenda, which is being held in the context of the proposal for optimization of the reference equity composition, with the purpose out of establishing a more efficient capital structure, appropriate to the new prudent rules, aligned with the business plan and asset growth of Santander’s assets,  and based on the documents submitted to the Directors, which after being duly identified as documents supporting the transaction (“Supporting Documents”) will be on file at the Company’s headquarters, the Company’s Board of Directors  approved without restrictions, with the abstention of Messrs. Jesús Maria Zabalza Lotina, José Antonio Alvarez Alvarez and José Manuel Tejón Borrajo, who declared to be impaired for performing or having performed executive duties at Banco Santander, S.A. (“Santander Spain”), (i)  the issuance of Notes abroad, in the amount in US dollars equivalent to six billion Brazilian Reais (R$ 6,000,000,000.00), with the following common characteristics: (a) Unit value: the unit par value of the Notes will be at least one hundred and fifty thousand United States dollars (US$ 150,000.00), and in integral multiples of one United States dollar (US$ 1.00) where it exceeds such minimum amount; (b) Repurchase and redemption: subject to the occurrence of certain events and conditions set out in the Supporting Documents, the Notes may be repurchased or redeemed by Santander, (1) after the fifth (5th) anniversary from the date of issuance of the Notes, on the Company’s own initiative, or due to any change in the tax legislation applicable to the Notes; or (2) at any time, as a result of occurrence of certain regulatory events; (c) Conversion of credits into shares and capital increase: the credits from the Notes may be contributed to pay up the Company’s capital increase, with the consequent issuance of common and preferred shares by the Company, in the proportion required to make up Units, in the occurrence of certain regulatory events defined by CMN Resolution 4192/13, in which case the Company will carry out a capital increase within the limit of the authorized capital and will observe the preemptive right ensured all shareholders to subscribe for new common and preferred shares; the capital increase will be subject to the provisions of article 171, paragraph 2 of Law No. 6404 of December 15, 1976, as amended, for capitalization of the credits resulting from the Notes, i.e. any amounts contributed by the shareholders to pay up the Company’s capital as a result of the exercise of their respective preemptive rights will be transferred to the holders of the Notes on a pro rata basis, so that no further sum will be payable in relation to the percentage of exercise of the preemptive right; (d) Shareholders’ equity interest and conditions for investment in the Notes: the Santander shareholders and the holders of American Depositary Receipts (ADRs), if they wish, will be permitted to invest in the Notes, provided that the following conditions are complied with: (i) only shareholders that have received, as a result of the capital reduction approved in the Company’s Extraordinary General Meeting held on November 1, 2013 (“Capital Reduction”), an amount equivalent to at least four hundred thousand Brazilian Reais (R$ 400,000.00) shall have the possibility to invest in the Notes (“Minimum Receipt”), which means that the shareholder shall hold, as of the base date of January 14, 2014, at least two hundred and fifty-two thousand, one hundred and twenty-four (252,124) Units or twenty-six million, four hundred and seventy-two thousand, nine hundred and thirty-eight (26,472,938) common shares or preferred shares issued by the Company, or a combination of common and preferred shares and Units that legitimates the Minimum Receipt; (ii) for the purposes of ascertainment of the Minimum Receipt, the amounts received by the shareholders in the Capital Reduction will be ascertained, in Brazil (based on the common shares, preferred shares and Units) and abroad (based on the ADRs) separately, in a way that the shareholders shall not sum the payments received in Brazil and abroad to reach the Minimum Receipt; (iii) the amount of the investment in the Notes shall be limited to the amount received in Brazilian Reais in the Capital Reduction, converted into United States dollars at the  selling rate of the US dollar under PTAX-800 transaction, option 5 of the Central Bank Information System (SISBACEN), as ascertained on January 27, 2014; (iv) the minimum amount of the investment in the Notes shall be the greater of the following amounts: (a) the exchange amount of the Minimum Receipt (i.e., R$400,000.00) based on the U.S. dollar selling exchange rate pursuant to the transaction PTAX-800, option 5 of the SISBACEN as ascertained as of January 27, 2014; or (b) the unit par value of the Notes (i.e., US$150,000.00); (v) only shareholders of the Company and holders of ADRs on the base date of January 14, 2014, shall, at their discretion, subscribe the Notes; (vi) the opportunity to participate in the investment in the Notes is  not transferable; and (vii) the shareholder shall hold an active custody account with an entity that is a member of The Depositary Trust Company – DTC.  Santander Spain, controlling shareholder of Santander, undertook to subscribe for and pay up the number of Notes pro rata to its equity interest in the Company, as well as the Notes that are not subscribed for by the other shareholders; (e) Financial settlement: the financial settlement of the Notes will take place immediately after payment of the funds relating to aforesaid Capital Reduction to the shareholders, (f) Offering and trading:  The Notes will not be offered to the public in Brazil and, therefore, will not be registered with the Brazilian Securities Commission – CVM or traded on the Brazilian market. The Notes will be offered to the public in the USA and the respective public offering will be registered with SEC within the context of the Notes Program; (g) Other conditions: the Notes shall observe all other conditions required under CMN Resolution 4192/13. The specific characteristics of the Notes issued to make up Tier I are as follows: (h) Principal Amount: amount in United State dollars equivalent to three billion Reais (R$ 3,000,000,000.00), converted by the selling quotation of the United States dollars according to the PTAX-800 transaction, option 5 of the SISBACEN, as ascertained on January 27, 2014; (i) Interest Rate: 7.375% per annum; (j) Maturity Date: the Tier I Notes will be perpetual;  (k) Periodicity for payment of interest: interest will be paid quarterly as of April 29, 2014.  The specific characteristics of the Notes issued to make up Tier II are as follows: (l) Principal Amount: amount in United State dollars equivalent to three billion Reais (R$ 3,000,000,000.00), converted by the selling quotation of the United States dollars according to the PTAX-800 transaction, option 5 of the SISBACEN, as ascertained on January 27, 2014; (m) Interest Rate: 6.000% per annum; (n) Maturity Date: the Tier II Notes will mature on January 29, 2024; and (o) Periodicity for payment of interest: interest will be paid each semester as of July 29, 2014. The Company will apply for the Central Bank of Brazil’s approval so that the Notes can make up Tier I and Tier II of Santander’s regulatory capital, respectively; and (ii)  the execution, delivery and performance of all documents to which Santander is a party and/or which are executed by or on behalf of Santander in relation to the possible issue of Notes, including, but not limited to: (i) the Base Indenture; (ii) the First Supplemental Indenture, comprising the respective subordination nucleus [núcleo de subordinação], pursuant to CMN Resolution 4192/13; (iii) the Second Supplemental Indenture, comprising the respective subordination nucleus, pursuant to CMN Resolution 4192/13; (iv) the Notes Purchase Commitment, (v) the Prospectus Supplement to Prospectus dated September 27, 2013, (vi) Subscription Agent Agreement, (vii) Settlement Agreement and (viii) Supplemental Agreement. The transaction was submitted for review to and received a favorable opinion from the Audit

Committee. The Board of Executive Officers is authorized to take such action as necessary for issuance of the Notes, and also to sign the documents necessary to this end.

CLOSING OF THE MEETING: There being nothing further to be transacted, the Meeting was closed and these Minutes were drawn up, read, approved and signed by all Directors present and by the Secretary. São Paulo, January 14, 2014. Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; and Messrs. Conrado Engel, Jesús Maria Zabalza Lotina, José Antonio Alvarez Alvarez, José Manuel Tejón Borrajo, José de Paiva Ferreira, and Mmes Viviane Senna Lalli and Marilia Artimonte Rocca – Directors. Marco Antônio Martins de Araújo Filho – Secretary

I hereby certify that this is a true copy of the minutes drawn up in the Book of Minutes of the Company’s Board of Directors Meetings.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 15, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer